UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Japan Senior Living Toshi Hojin
(Name of Subject Company)

Japan Senior Living Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Kenedix Residential Investment Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Isaharu Kikushima General Manager of Planning and Administration Department Japan Senior Living Partners, Inc. 2-2-9 Shimbashi Minato-ku, Tokyo, Japan (Telephone +81-3-6206-6470)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on November 13, 2017.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1	Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation*

2
Notice Concerning Earnings Forecasts for the Fiscal Period Ending July 31, 2018 and the Fiscal Period Ending January 31, 2019 After the Merger Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation*

3	Notice Concerning Investment Unit Split*

4	Presentation Material on Merger*

5	Notice Concerning Changes to Articles of Incorporation and Appointment of Directors

*Previously submitted as part of Form CB on November 13, 2017.

 PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keisuke Sato
(Signature)

Keisuke Sato Executive Director Kenedix Residential Investment Corporation
(Name and Title)

December 1, 2017
(Date)

EXHIBIT 5

Notice Concerning Changes to Articles of Incorporation and Appointment of Directors

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original
December 1, 2017
To All Concerned Parties
REIT Issuer:
Kenedix Residential Investment Corporation Representative: Keisuke Sato, Executive Director
(Securities Code Number: 3278)

Asset Management Company:
Kenedix Real Estate Fund Management, Inc. Representative: Masahiko Tajima, President & CEO
Contact: Shin Yamamoto, Head of Planning Division, Residential REIT Department
TEL: +81-3-5623-8682

Notice Concerning Changes to Articles of Incorporation and Appointment of Directors

Kenedix Residential Investment Corporation (“KDR”), at its Board of Directors meeting held on this day, decided to submit proposals as follows concerning partial changes to its Articles of Incorporation and appointment of directors to the Fifth KDR General Unitholders’ Meeting (the “General Unitholders’ Meeting”) to be held on January 25, 2018.
The following matters will be come into effect upon approval at the General Unitholders’ Meeting.

1.	Partial Changes to Articles of Incorporation

The reasons for the partial changes to the Articles of Incorporation are as follows.

(1)
It was decided that in implementing the absorption-type merger having March 1, 2018 as the effective date and KDR as the surviving corporation and Japan Senior Living Investment Corporation (“JSL”) as the dissolving corporation (“Merger”), the trade name of KDR would be changed as of the effective date of the Merger; accordingly, the trade name will be changed (the name of the new investment corporation will be Kenedix Residential Next Investment Corporation) (amendment to Article 1 of the current Articles of Incorporation).

(2)
Because the head office of Kenedix Real Estate Fund Management, Inc., which is the asset management company of KDR, was relocated to Chiyoda-ku, Tokyo, the location of the head office of KDR will change from Chuo-ku, Tokyo to Chiyoda-ku, Tokyo (amendment to Article 3 of the current Articles of Incorporation).

(3)
In conjunction with the Merger, KDR plans to carry out a 2-for-1 split of KDR investment units for the purpose of delivering at least one KDR investment unit to each JSL unitholder. Because the total number of outstanding investment units will increase due to such investment unit split, the number of authorized investment units will be increased beforehand (total number of authorized investment units of the new investment corporation will increase from 5,000,000 units to 10,000,000 units) (amendment to Article 5, Paragraph 1 of the current Articles of Incorporation).

(4)
As the roles and responsibilities of the financial auditor continue to increase, audit work will expand in conjunction with the increase in scale of KDR’s asset portfolio; accordingly, the maximum compensation for the financial auditor will be changed so that the compensation for the financial auditor can be set at a reasonable level; in addition, in order to maintain flexibility in timing for payment of remuneration, the time for payment of compensation will change to the end of the month following the month of receipt of the auditor’s report (maximum amount of the compensation for the financial auditor will increase from 12 million yen to 15 million yen) (amendment to Article 28 of the current Articles of Incorporation).

(5)
In conjunction with the Merger, the principal use of properties in which KDR will primarily invest will be changed to include, in addition to residential facilities, healthcare facilities (including hospitals and other medical facilities) and accommodation facilities; further, because many of those properties for such uses to be newly added are located in major provincial cities, the definition of a regional economic region, which is one of the primary investment areas of KDR, will be amended and provisions will be amended so that major local cities can be included (amendment to Article 30, Paragraph 1 and 2 of the current Articles of Incorporation).

1

(6)
With respect to the distribution policy, provisions will be amended so that the definition of profit from among the total amount of monies to be distributed to unitholders is made consistent with the provisions of the Act concerning Investment Trusts and Investment Corporations (amendment to Article 38 of the current Articles of Incorporation).

(7)
Because, in conjunction with the Merger, Kenedix Real Estate Fund Management, Inc. as the asset management company carried out investigation and valuation of assets etc. owned by JSL, negotiations with related parties and other services in order to realize the Merger, new provisions relating to merger fees will be added to enable payment of proper consideration for such services rendered by the asset management company (establishment of a new rule that if KDR implements a consolidation-type or absorption-type merger with another investment corporation, the Asset Management Company will be paid merger compensation in an amount equal to the appraisal value on the merger effective date of the real estate-related assets held by the other investment corporation, multiplied by a rate up to a maximum of 1.0% as separately agreed upon between KDR and the Asset Management Company).

(8)
In order to make the amendments to the Articles of Incorporation set forth above in (1), (3) and (5) effective when the Merger comes into force, a provision to such effect will be set forth in the supplementary provisions (related to Chapter 11 of the proposed amendment).

(Please see the attached “Convocation Notice for the Fifth General Unitholders’ Meeting” for details of the amendments to the Articles of Incorporation.)

2.	Appointment of Directors

The reasons for the appointment of directors are as follows.
(1)
Because Keisuke Sato, the current executive director, submitted his temporary resignation effective as of the day (scheduled for February 28, 2018) immediately preceding the effective date of the Merger, subject to the Merger’s coming into force, appointment of two new executive directors (candidates: Keisuke Sato and Katsue Okuda (note)) on the effective date of the Merger (scheduled for March 1, 2018), subject to the Merger’s coming into force, will be requested at the General Unitholders’ Meeting.

(2)
In preparation for cases where an executive director position needs to be filled or the number of executive directors falls below the statutory number required, appointment of one alternative executive director (candidate: Shin Yamamoto) will be requested at the General Unitholders’ Meeting.

(3)
Because Osamu Chiba and Satoshi Ogawa, the two supervisory directors, submitted temporary resignations effective as of the day (scheduled February 28, 2018) immediately preceding the effective date of the Merger, subject to the Merger’s coming into force, appointment of three new supervisory directors (candidates: Osamu Chiba, Satoshi Ogawa and Soichiro Iwao (note)) on the effective date of the Merger (scheduled March 1, 2018), subject to the Merger’s coming into force, will be requested at the General Unitholders’ Meeting.

(Note)          As of the date of this Notice, Katsue Okuda is serving as the Executive Director of JSL and Soichiro Iwao is serving as a Supervisory Director of JSL.

3.	Schedule

December 1, 2017	Board of Directors meeting for approval on agenda to be submitted to the GeneralUnitholders’ Meeting
December 22, 2017	Notice of the General Unitholders’ Meeting (scheduled)
January 25, 2018	The General Unitholders’ Meeting (scheduled)

End

<Attachment>
・Convocation Notice for the Fifth General Unitholders’ Meeting

*
The original Japanese version of this material is released today to the Kabuto Club (the press club of the Tokyo Stock Exchange) and the Ministry of Land, Infrastructure and Tourism Press Club and the Ministry of Land, Infrastructure and Tourism Press Club for Publications in the Construction Industry

*	Website URL of KDR
Kenedix Residential Investment Corporation          http://www.kdr-reit.com/

2

[Provisional Translation Only]
English translation of the original Japanese document is provided solely for information purposes. Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3

(Securities Code Number: 3278)
December 22, 2017

To Our Investors
Keisuke Sato
Executive Director
Kenedix Residential Investment Corporation
6-5 Nihonbashi Kabutocho, Chuo-ku, Tokyo

Notice Concerning the Fifth General Meeting of Unitholders

You are cordially invited to attend the Fifth General Meeting of Unitholders of Kenedix Residential Investment Corporation (“KDR”). The Meeting will be held as described below.
If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the “Reference Material for the General Meeting of Unitholders” mentioned below, vote on the proposals in the enclosed Voting Rights Exercise Form, and return it by no later than Wednesday, January 24, 2018, 5:00 pm.
In addition, KDR established the provision of “deemed approval” in Article 15 of the current Articles of Incorporation pursuant to Article 93.1, of the Investment Trusts and Investment Corporations Law. Accordingly, if you are unable to attend the Meeting and are unable to vote using the Voting Rights Exercise Form, please be aware that you will be deemed as having attended and approved each agenda item.

(Excerpt from KDR’s Current Articles of Incorporation)
Article 15          (Deemed Approval)
1.
Unitholders who do not attend a general unitholders’ meeting and do not exercise voting rights shall be deemed to have voted in favor of the proposals for resolution submitted to the general unitholders’ meeting (excluding, in cases where multiple proposals are submitted, any proposals whose purposes conflict with each other).

2.
The number of voting rights of unitholders deemed to have voted in favor of the proposals for resolution pursuant to the preceding paragraph will be included in the number of voting rights of unitholders present.

Respectfully yours.

1. Date and Time
Thursday, January 25, 2018, 2:00 p.m.
(start accepting 1:30 p.m.)
2. Place
2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo
Tokyo Stock Exchange, Inc. 2F, Tosho Hall
(Please see the “Directions to the General Unitholders’ Meeting” attached at the end of this document)
3. Agenda of the Meeting
Resolution Agenda:
Agenda No. 1: Partial Changes to Articles of Incorporation
Agenda No. 2: Election of Two (2) Executive Directors
Agenda No. 3: Election of One (1) Alternate Executive Director
Agenda No. 4: Election of Three (3) Supervisory Directors

Note:

(Requests)
•	For those attending the meeting, please present the enclosed Voting Rights Exercise Form at the reception desk.
•
For those voting by proxy, a unitholder can vote by having another individual unitholder who holds voting rights attend the General Meeting of Unitholders and act as proxy. In that case, please submit a Power of Representation Form and a Voting Rights Exercise Form at the reception desk.

•	Upon attendance, please bring this notice for resource-saving.

(Information)
•	Method of Revising the Reference Materials of the General Meeting of Unitholders
When it is necessary to revise agenda items contained in the Reference Materials of the General Meeting of Unitholders, we will post the revisions on KDR’s website ( http://www.kdr-reit.com/ ).
•	After the General Meeting of Unitholders, Kenedix Real Estate Fund Management, Inc., KDR’s asset management company, plans to present the Asset Management Status Briefing.

Reference Material for the General Meeting of Unitholders

Proposals and Reference Items
Agenda No. 1:  Partial Changes to Articles of Incorporation
1. Reasons for changes
(1)
It was decided that in implementing the absorption-type merger having March 1, 2018 as the effective date and KDR as the surviving corporation and Japan Senior Living Investment Corporation (“JSL”)as the dissolving corporation (“Merger”), the trade name of KDR would be changed as of the effective date of the Merger; accordingly, the trade name will be changed (amendment to Article 1 of the current Articles of Incorporation).

(2)
Because the head office of Kenedix Real Estate Fund Management, Inc., which is the asset management company of KDR, was relocated to Chiyoda-ku, Tokyo, the location of the head office of KDR will change from Chuo-ku, Tokyo to Chiyoda-ku, Tokyo (amendment to Article 3 of the current Articles of Incorporation).

(3)
In conjunction with the Merger, KDR plans to carry out a 2-for-1 split of KDR investment units for the purpose of delivering at least one KDR investment unit to each JSL unitholder. Because the total number of outstanding investment units will increase due to such investment unit split, the number of authorized investment units will be increased beforehand (amendment to Article 5, Paragraph 1 of the current Articles of Incorporation).

(4)
As the roles and responsibilities of the financial auditor continue to increase, audit work will expand in conjunction with the increase in scale of KDR’s asset portfolio; accordingly, the maximum compensation for the financial auditor will be changed so that the remuneration for the financial auditor can be set at a reasonable level; in addition, in order to maintain flexibility in timing for payment of remuneration, the time for payment of remuneration will change to the end of the month following the month of receipt of the auditor’s report (amendment to Article 28 of the current Articles of Incorporation).

(5)
In conjunction with the Merger, the principal use of real properties in which KDR will primarily invest will be changed to include, in addition to residential facilities, healthcare facilities (including hospitals and other medical facilities) and accommodation facilities; further, because many of those properties for such uses to be newly added are located in major provincial cities, the definition of a regional economic region, which is one of the primary investment areas in of KDR, will be amended and provisions will be amended so that major local cities can be included (amendment to Article 30, Paragraph 1 and 2 of the current Articles of Incorporation).

(6)
With respect to the distribution policy, provisions will be amended so that the definition of profit from among the total amount of monies to be distributed to unitholders is made consistent with the provisions of the Act on Investment Trusts and Investment Corporations (amendment to Article 38 of the current Articles of Incorporation).

(7)
Because, in conjunction with the Merger, Kenedix Real Estate Fund Management, Inc. as the asset management company carried out investigation and valuation of assets etc. owned by JSL, negotiations with related parties and other services in order to realize the Merger, new provisions relating to merger fees will be added to enable payment of proper consideration for such services rendered by the asset management company (amendment to attachments to the current Articles of Incorporation).

(8)
In order to make the amendments to the Articles of Incorporation set forth above in (1), (3) and (5) effective when the Merger comes into force, a provision to such effect will be set forth in the supplementary provisions (related to Chapter 11 of the proposed change).

2. Proposed Changes to the Articles of Incorporation
Details of the changes are as follows.
(Proposed changes are underlined.)
Current Articles of Incorporation	Proposed Changes
Article 1 (Corporate Name)	Article 1 (Corporate Name)
The Investment Corporation will be called Kenedix Residential Investment Corporation, expressed in English as Kenedix Residential Investment Corporation.	The Investment Corporation will be called Kenedix Residential Next Investment Corporation, expressed in English as Kenedix Residential Next Investment Corporation.

Current Articles of Incorporation	Proposed Changes
Article 3 (Location of Head Office)	Article 3 (Location of Head Office)
The Investment Corporation will have its head office in Chuo-ku, Tokyo.	The Investment Corporation will have its head office in Chiyoda-ku, Tokyo.

Article 5 (Total Number of Authorized Investment Units)	Article 5 (Total Number of Authorized Investment Units)
1. The total number of investment units which the Investment Corporation is authorized to issue will be five million (5,000,000) units.	1. The total number of investment units which the Investment Corporation is authorized to issue will be ten million (10,000,000) units.
2.–3. (Text omitted)	2.–3. (Unchanged)

Article 28 (Standards of Compensation for Financial Auditor)	Article 28 (Standards of Compensation for Financial Auditor)
The compensation of the financial auditor for each fiscal period audited will be a maximum of 12 million (12,000,000)yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid within one month from receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

The compensation of the financial auditor for each fiscal period audited will be a maximum of 15 million (15,000,000) yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid by the last day of the month following the month of the receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

Current Articles of Incorporation	Proposed Changes
Article 30 (Investment Posture)	Article 30 (Investment Posture)
1. The real estate-related assets (as defined in Article 31, paragraph 4,and the same applying hereinafter) in which the Investment Corporation will primarily invest will be real estate constituting the underlying substance of real estate-related assets or real estate-related assets where the main use of the underlying real estate is as a residential facility; provided, however, that the Investment Corporation may also invest in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the main use of the underlying real estate is as an accommodation facility (hotels, etc.).

1. The real estate-related assets (as defined in Article 31, paragraph 4, and the same applying hereinafter) in which the Investment Corporation will primarily invest will be the real estate constituting the underlying substance of a real estate-related asset or real estate-related assets where the main use of the underlying real estate is as (i) residential facilities, (ii) healthcare facilities (including hospitals and other medical facilities) or (iii) accommodation facilities.

2. The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional core cities) and it will invest primarily in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the underlying real estate is located in the target investment areas.

2. The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional cities) and it will invest primarily in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the underlying real estate is located in the target investment areas.

3.–4. (Text omitted)	3.–4. (Unchanged)

Current Articles of Incorporation	Proposed Changes
Article 38 (Policy Regarding Cash Distributions)	Article 38 (Policy Regarding Cash Distributions)
(1) Distribution Policy The Investment Corporation will in principle make distributions on the basis of the following policy.	(1) Distribution Policy The Investment Corporation will in principle make distributions on the basis of the following policy.
 (i) The amount of profits in the total amount of monies distributed will be the amount of profits (meaning the amount of net assets less the total amount of investment, investment surplus and valuation and translation adjustments, etc. as shown on the balance sheet) calculated in accordance with the Investment Trust Act and generally accepted accounting practices

 (i) The amount of profits (meaning profits as defined in Article 136, paragraph 1 of the Investment Trust Act) in the total amount of monies distributed will be the amount calculated in accordance with generally accepted accounting standards and other corporate accounting practices.

(ii) (Text omitted)	(ii) (Text omitted)
(2)–(5) (Text omitted)	(2)–(5) (Text omitted)

(New)	Chapter 11 Supplementary Provisions
(New)	Article 41 (Effective Date of the Changes)

The changes to Article 1, Article 5, Paragraph 1 and Article 30, Paragraphs1 and 2 of the Articles of Incorporation will take effect, subject to the absorption-type merger (the “Merger”) pursuant to the merger agreement concluded November 10, 2017, between the Investment Corporation and Japan Senior Living Investment Corporation, whereby the Investment Corporation will be the surviving corporation and Japan Senior Living Investment Corporation will be the dissolving corporation, taking effect, on the effective date of the Merger. Following the changes to the Articles of Incorporation pursuant to this article taking effect, the provisions of this chapter will be deleted.

Current Articles of Incorporation	Proposed Changes
Attachment	Attachment
Asset Management Compensation to the Asset Management Company	Asset Management Compensation to the Asset Management Company
Compensation paid to the Asset Management Company (the “Asset Management Company”) to which the Investment Corporation entrusts the management of the assets it holds will be comprised of Management Compensation I and II, acquisition compensation and transfer compensation and the amounts, methods of calculation and payment due dates respectively will be as follows.
The Investment Corporation will pay the above compensation and the consumption tax and regional consumption taxes thereon to the Asset Management Company by electronic bank transfer to a bank account which the Asset Management Company designates.

Compensation paid to the Asset Management Company (the “Asset Management Company”) to which the Investment Corporation entrusts the management of the assets it holds will be comprised of Management Compensation I and II, acquisition compensation, transfer compensation and merger compensation and the amounts, methods of calculation and payment due dates respectively will be as follows.
The Investment Corporation will pay the above compensation and the consumption tax and regional consumption taxes thereon to the Asset Management Company by electronic bank transfer to a bank account which the Asset Management Company designates.

(1)–(4) (Text omitted)	(1)–(4) (Text omitted)
(New)
(5) Merger Compensation
If the Investment Corporation effectuates a consolidation-type merger or an absorption-type merger (either referred to as merger) with another investment corporation, and the Asset Management Company conducts an examination and appraisal of the assets, etc. held by the other investment corporation and other work relating to the merger and the merger takes effect, an amount equal to the appraisal amount on the effective date of the merger of the real estate-related assets held by the other investment corporation on the effective date of the merger, multiplied by a fee rate up to a maximum of 1.0%,as separately agreed upon between the Investment Corporation and the Asset Management Company, will be paid to the Asset Management Company as merger compensation.
The payment due date for the merger compensation will be within three months from the effective date of the merger.

Agenda No. 2:          Election of Two (2) Executive Directors
Because Keisuke Sato, the current executive director, submitted his temporary resignation effective as of the day immediately preceding the effective date of the Merger, subject to the Merger’s coming into force, appointment of two new executive directors on the effective date of the Merger, subject to the Merger’s coming into force, will be requested at the General Unitholders’ Meeting.
For the purposes of this Proposal, in accordance with Article 19, Paragraph 2 of the Articles of Incorporation of KDR, the term of office for the executive directors shall be two years beginning from the effective date of the Merger.
This Proposal was submitted with the unanimous consent of all supervisory directors of KDR at the Board of Directors meeting held on December 1, 2017.

The candidates for the executive director positions are as follows.
Candidate No.	Name (Date of birth)	Career summary (company names reflect company name as of the date indicated)		Number of Investment Corporation investment units held
1	Keisuke Sato (January 6, 1971)	April 1993	Tokyu Land Corporation	0 units
		October 2002	J.P. Morgan Securities Asia Private Limited.
		May 2006	Capital Advisors Co., Ltd.
		October 2007	Roundhill Capital Partners K.K.
		November 2011	Kenedix, Inc.
		February 2012	General Manager of Financial Planning Division, Kenedix REIT Management, Inc.
		August 2012	Director / General Manager of Investment Management Division, Kenedix REIT Management, Inc.
		October 2013	General Manager of Investment Management Department, KRI Fund Division, Kenedix Real Estate Fund Management, Inc.
		March 2016	General Manager of Planning Department, Residential REIT Division, Kenedix Real Estate Fund Management, Inc.
		March 2017	Director & COO, Head of Residential REIT Department, Kenedix Real Estate Fund Management, Inc. (current) Executive Director, Kenedix Residential Investment Corporation (current)
2	Katsue Okuda (December 28, 1963)	April 1986	Entered The Mitsubishi Trust and Banking Corporation	0 units
		September 1997	Joined Ogata Appraisal Corporation
		November 2000	Director of Ogata Appraisal Corporation (current)
		April 2006	Sat on Tokyo District Court’s civil conciliation committee (current)
		August 2006	Expert committee member in appraisal department of Land Policy Subcommittee of National Land Council (current)

Candidate No.	Name (Date of birth)	Career summary (company names reflect company name as of the date indicated)		Number of Investment Corporation investment units held
		October 2007	Member of Tokyo Land Use Examination Committee
		April 2009	Lecturer in Meiji University’s Graduate School of Global Business (current)
		September 2011	Organization for Promoting Urban Development’s Mezzanine Support Business Examination Committee member (current)
		November 2012	Outside member of AEON REIT Management Co., Ltd.’s Investment Committee (current)
		June 2013	Managing director of Japan Association of Real Estate Appraisers (current)
		May 2015	Executive director of Japan Senior Living Investment Corporation (current)
		December 2015	Expert committee member in planning of Land Policy Subcommittee of National Land Council (current)
		November 2017	Representative director of Kudan Ogata Holdings Corporation (current)
		November 2017	Director of Kudan Urban Appraisal Co., Ltd. (current)
・
Candidate for executive director Keisuke Sato is Director & COO, Head of Residential REIT Department of Kenedix Real Estate Fund Management, Inc., with which KDR has executed an asset management agreement.

・	Other than the abovementioned relationship, Keisuke Sato has no special interests in KDR.
・	Keisuke Sato is currently engaged in carrying out the general operations of KDR in his role as executive director of KDR.
・	Candidate for executive director Okuda Katsue has no special interests in KDR.

Agenda No. 3:          Election of One (1) Alternate Executive Director
In preparation for cases where an executive director position needs to be filled or the number of executive directors falls below the statutory number required, appointment of one alternative executive director will be requested at the General Unitholders’ Meeting.
For the purposes of this Proposal, the effective term of the resolution concerning the appointment of one alternative executive director, subject to the approval of Proposal No. 2 and in accordance with the main text of Article 19, Paragraph 3 of the Articles of Incorporation of KDR, shall be from the effective date of the Merger, on which the executive directors will be appointed pursuant to Proposal No. 2, until the second anniversary of the effective date of the Merger, on which the term of office of the executive directors will expire.
The above appointment may be nullified by a resolution of the Board of Directors, but only before the candidate assumes the role of alternative executive director.
This Proposal was submitted with the unanimous consent of all supervisory directors of KDR at the Board of Directors meeting held on December 1, 2017.

The candidate for alternative executive is as follows.
Name (Date of birth)	Career summary (company names reflect company name as of the date indicated)		Number of Investment Corporation investment units held
Shin Yamamoto (April 10, 1975)	April 2002	Urban Development Corporation	0 units
	April 2005	Pacific Management Corporation
	January 2008	Transferred to Business and Asset Solution Corporation
	March 2009	Manager, Fund Operation Division, Pacific Investment Corporation
	January 2011	Senior Manager, Investment Planning Division, Cushman & Wakefield Asset Management K. K.
	January 2015	Manager, Planning Department, Private REIT Division, Kenedix Real Estate Fund Management, Inc.
	March 2017	Head of Planning Division, Residential REIT Department, Kenedix Real Estate Fund Management, Inc. (current)
・
The above-named candidate for alternative executive director is the Head of Planning Division, Residential REIT Department of the Kenedix Real Estate Fund Management, Inc., with which KDR has executed an asset management agreement.

・	Other than the abovementioned relationship, the above-named candidate for alternative executive director has no special interests in KDR.

Agenda No. 4:          Election of Three (3) Supervisory Directors
Because Osamu Chiba and Satoshi Ogawa, the two supervisory directors, submitted temporary resignations effective as of the day immediately preceding the effective date of the Merger, subject to the Merger’s coming into force, appointment of three new supervisory directors (candidates: Osamu Chiba, Satoshi Ogawa and Soichiro Iwao) on the effective date of the Merger, subject to the Merger’s coming into force, will be requested at the General Unitholders’ Meeting.
For the purposes of this Proposal, in accordance with the provisions of Article 19, Paragraph 2 of the Articles of Incorporation of KDR, the term of office for the supervisory directors shall be two years beginning from the effective date of the Merger.

The candidates for the supervisory director positions are as follows.
Candidate No.	Name (Date of birth)	Career summary (company names reflect company name as of the date indicated)		Number of Investment Corporation investment units held
1	Osamu Chiba (October 24, 1963)	April 1987	Mitsubishi Corporation	0 units
		April 2003	Legal Training and Research Institute of Japan of Supreme Court of Japan
		October 2004	Admitted to the Japanese Bar (Daini Tokyo Bar Association), Akebono Law Office (current)
		October 2006	Guest Professor, Toin University of Yokohama Law School
		April 2010	Associate Professor, Toin University of Yokohama Law School (current)
		November 2011	Supervisory Director of Kenedix Residential Investment Corporation (current)
		June 2016	Outside Corporate Auditors, Maruzen Foods Corporation (current)
		June 2017	Outside Director, Imagica Robot Holdings Inc. (current)
2	Satoshi Ogawa (October 24, 1965)	October 1989	Chuo Shinko Audit Corporation	0 units
		March 1993	Became a Japanese certified public accountant
		January 1998	Established the Ogawa Certified Public Accountant Office (current)
		April 1998	Became a Japanese certified tax accountant
		November 2011	Supervisory Director of Kenedix Residential Investment Corporation (current)
		October 2014	Representative, G.K. Mercury Consulting (current)
		December 2015	Corporate Auditor, Ooedo-Onsen Monogatari Co., Ltd. (current)
3	Soichiro Iwao (October 18, 1947)	April 1977	Keio University assistant (Department of Preventative Medicine and Public Health, School of Medicine)	0 units

Candidate No.	Name (Date of birth)	Career summary (company names reflect company name as of the date indicated)		Number of Investment Corporation investment units held
		February 1981	Keio University lecturer (Department of Preventative Medicine and Public Health, School of Medicine)
		April 1981	University of Occupational and Environmental Health assistant professor (Department of Public Health, School of Medicine)
		April 1985	Head Science & Technology Coordinator in the Ministry of Health, Labour and Welfare’s Minister’s Secretariat’s General Coordination Division’s Life Sciences Bureau
		July 1992	Head of Medical Technology Development in the Ministry of Health, Labour and Welfare’s Pharmaceuticals Department
		July 2002	Head of the Ministry of the Environment’s Natural Environment Department
		August 2003	Head of Ministry of Health, Labour and Welfare’s Medical Policy Department
		January 2006	Head of WHO’s Center for Health Development
		January 2006	Resident professor in Keio University’s School of Medicine (current)
		April 2008	Vice president and professor at International University of Health and Welfare
		November 2008	TV Asahi Welfare Foundation director
		April 2012	Director at Hungarian Medical Universities (current)
		December 2013	Chief and chairman of the board at Chigasaki Central Clinic
		May 2015	Supervisory director of Japan Senior Living Investment Corporation (current)
		April 2016	Vice President of Medical Corporate Body Ken-iku kai (current)
		April 2016	Director of Medical Corporation Kyo sai kai (current)
		April 2016	Director of Medical Corporation Jyo ban kai (current)
		April 2016	Director or Chigasaki Central Clinic (current)
・	The above-named candidates for supervisory director have no special interests in KDR.
・	Candidates for supervisory director Osamu Chiba and Satoshi Ogawa currently supervise the general executive functions of the executive directors of KDR in their roles as supervisory directors of KDR.

Reference Matter
Regarding agendas to be submitted to the General Meeting of Unitholders, rules and regulations identified in “Deemed Approval,” which are stipulated under Article 93, paragraph 1 of the Investment Trusts Law and Article 15 of the current Articles of Incorporation, shall not be applied to any of the agendas concerned if there are agendas that are, in intent, conflicting with each other. KDR believes that Agendas 1 through 4 do not present any conflict in intent.

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